June 13, 2017

VIA EMAIL AND MAIL

Erin E. Martin

Special Counsel

Office of Financial Services

Re:	Bison Capital Acquisition Corp.
Registration Statement on Form S-1
Filed May 31, 2017
File No. 333-218404

Dear Ms. Martin:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 9, 2017 (the “Comment Letter”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The amended Registration Statement on Form S-1 to be submitted to the Commission in connection with this Response Letter is referred to as “Amendment No. 1”.

General

Comment:

1. We note your disclosure throughout your prospectus that you are “not limited to a particular industry” and your only focus is on a geographic region, as well as disclosure on page 51 that you “primarily seek to acquire one or more growth businesses with a total enterprise value of between $200,000,000 and $300,000,000.” However, this information appears to differ from the testing the waters materials submitted on May 10, 2017. Please revise your prospectus to provide similar information or explain why such information is not material to investors.

Response:

Pursuant to the Staff’s comment, we will revise the disclosure regarding our focus of businesses as set forth below throughout the Amendment No. 1. The revision will be made to the relevant disclosure on the cover page of the prospectus included in Amendment No. 1 and pages 1, 47, 51 and F-7 of Amendment No. 1.

“…Although we are not limited to a particular industry or geographic region for purposes of consummating an initial business combination, we intend to focus on businesses that have their primary operations located in Asia and North America in the media/entertainment, consumer services and healthcare industries…”

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In addition, we will revise the disclosure regarding certain criteria and guidelines in evaluating prospective businesses on page 51 of Amendment No. 1 as follows:

“Middle-Market Growth Business. We will primarily seek to acquire one or more growth businesses with a total enterprise value of between $150,000,000 and $200,000,000. We believe that there are a substantial number of potential target businesses within this valuation range that can benefit from new capital for scalable operations to yield significant revenue and earnings growth. We currently do not intend to acquire either a start-up company, defined as a company that has not yet established commercial operations, or a company with negative cash flow, though we may consider a business in its early stages of development or growth.”

Comment:

2. We note your disclosure on page F-15 in the Financial Statements that the warrants may become exercisable on the later of the consummation of the business combination or 12 months from the effective date of the registration statement. Please provide similar disclosure in other applicable sections of the prospectus, such as the Summary, Plan of Distribution and Description of Securities sections.

Response:

In response to the Staff’s comment, we will revise the relevant disclosure on page F-15 in the Financial Statements as follows:

“Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable upon the consummation of a Business Combination. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 120 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.”

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In addition, we will include the shares underlying the warrants in the revised registration fee table of Amendment No. 1 as follows:

“CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Units, each consisting of one ordinary share of no par value, one right entitling the holder to receive one-tenth (1/10) of one ordinary share and one-half (1/2) of one Warrant, each whole Warrant entitling the holder to purchase one ordinary share(2)(3)	5,750,000	$10.00	$57,500,000	$6,664.25
Ordinary shares of no par value, included as part of the units(3)	5,750,000	—	—	—	(4)
Warrants included as part of the units(3)	2,875,000	—	—	—	(4)
Rights included as part of the units(3)	5,750,000	—	—	—	(4)
Ordinary shares underlying the warrants (3)	2,875,000	—	—	—	(4)
Ordinary shares underlying the rights(3)	575,000	—	—	—	(4)
Total			$57,500,000	$6,664.25

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes (A) the aggregate of units of 5,000,000 units to be issued to public shareholders in the public offering, and 750,000 units which may be issued upon exercise of a 30-day option granted to the Underwriters to cover over-allotment, if any; and (B) ordinary shares, rights and warrants underlying such units.

(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)	No fee pursuant to Rule 457(o).”

Registration Fee Table

Comment:

3. We note that it does not appear that you have included the shares underlying the rights as part of this registration statement and that the rights are exercisable upon consummation of the initial business combination. Given that the combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Response:

In response to the Staff’s comment, the Registration Fee Table will be revised as disclosed in our response to Comment No. 2 herein above.

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Exhibits

Comment:

4. Please re-file Mr. Folinsbee’s consent to be named as a director as the Exhibit 99.4 filed is unsigned. Please also confirm that your Form of Indemnity Agreement will be filed by amendment as it has not been previously filed contrary to the notations to your Exhibit Index.

Response:

The signed copy of Mr. Folinsbee’s consent to be named as a director mentioned above in the Staff’s comment will be filed with Amendment No.1 as Exhibit 99.4. The Form of Indemnity Agreement will be filed with Amendment No. 1 as Exhibit 10.9.

Form of Legal Opinions

Comment:

5. Please direct local counsel to provide a binding obligation opinion with respect to the legality of the units. In the alternative, please provide counsel’s analysis as to why the units should be treated in a similar fashion as shares of capital stock under applicable law. We may have further comments after reviewing this response

Response:

A binding obligation opinion mentioned above in the Staff’s comment, which is attached to this Response Letter as Exhibit A, will be filed with Amendment No.1 as Exhibit 5.1

Comment:

6. Please direct counsel to remove the assumption (f) from the third paragraph on page 1 of Exhibit 5.2 insofar as it pertains to the Company’s authorization of the Rights Agreement and Warrant Agreement. In the alternative, please direct local counsel to opine that the Company duly authorized the Rights Agreement and Warrant Agreement.

Response:

Pursuant to the Staff’s comment, we have included in this Response Letter a draft of the revised legal opinion as Exhibit B. An executed copy of such opinion letter will be filed with Amendment No. 1 as Exhibit 5.2.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Arila Er Zhou, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2210.

Very truly yours,
Hunter Taubman Fischer &Li LLC

By:	/s/ Arila Er Zhou
Arila Er Zhou
Partner

cc: Bison Capital Acquisition Corp.

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Exhibit A

Direct line: +1 284 852 7309

Direct Email: michael.killourhy@ogier.com

__ June 2017

Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing 100016

China

Dear Sirs

Bison Capital Acquisition Corp. (the Company)

We have acted as counsel as to British Virgin Islands law to the Company in connection with the Company's registration statement on Form S-1 with the Securities and Exchange Commission (Commission) under the United States Securities Act of 1933, as amended (Act) under File No. 333-218404 (such registration statement including all filed amendments or supplements to such form filed the Registration Statement), related to the offering and sale (the Offering) of (i) up to 5,750,000 units (including up to 750,000 units included in the over-allotment option granted to the Underwriters (as defined below)) (each a Unit and together the Units), with each Unit consisting of: one ordinary share of no par value in the Company (each a Share and together the Shares); one right to receive one tenth of one Share on consummation of an initial business combination (a Business Combination) by the Company (each a Right); and one half of one warrant, with each whole warrant exercisable on consummation of a Business Combination by the Company, to purchase one Share at a price of US$ 11.50 per Share (a whole one of such warrants being a Warrant) to the underwriters (the Underwriters) of the Offering, for whom EarlyBirdCapital, Inc. is acting as representative (the Representative) and (ii) all Shares, Rights and Warrants issued as part of the Units (which together constitute all of the ordinary shares or rights to acquire the same in the Company being registered pursuant to the Registration Statement). This opinion is given in accordance with the terms of the legal matters section of the Registration Statement.

1	Documents

In preparing this opinion, we have reviewed copies of the following documents:

(a)	the Registration Statement;

(b)	a draft underwriting agreement to be entered into between the Company and the Representative (the Underwriting Agreement);

(c)	a rights agreement to be entered into between the Company and Continental as rights agent, pursuant to which Continental will act as rights agent in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Rights (the Rights Agreement);

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(d)	a draft warrant agreement to be entered into between the Company and Continental Stock Transfer & Trust Company (Continental), as warrant agent, pursuant to which Continental will act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Warrants (the Warrant Agreement);

(e)	(i) the constitutional documents and public records of the Company obtained from the Registry of Corporate Affairs in the British Virgin Islands on 13 April 2017; and the public information revealed from searches (the Court Searches) of the electronic records of the Civil Division and the Commercial Division of the Registry of the High Court and of the Court of Appeal (Virgin Islands) Register, each from 1 January 2000, as maintained on the Judicial Enforcement Management System (JEMS) by the Registry of the High Court of the Virgin Islands on 13 April 2017 (each of the searches in (d)(i) and (ii) together and including as both updated on [●] June 2017, the Public Records);

(f)	a registered agent's certificate issued by the Company's registered agent dated 8 June 2017 (the Registered Agent's Certificate);

(g)	written resolutions of the directors of the Company containing resolutions of the directors of the Company dated 24 February 2017 and 9 June 2017 approving, inter alia, the Registration Statement (Directors' Resolutions); and

(h)	written resolutions of the shareholders of the Company containing resolutions of the shareholders of the Company dated 13 June 2017 amending and restating the memorandum and articles of association of the Company (the Shareholders' Resolutions and together with the Directors' Resolutions, the Resolutions).

For the purposes of this opinion the documents in paragraphs 1(a) to (d) shall be referred to as the Documents. We have also reviewed such other records and documents as we have considered necessary and proper in order that we may render the opinions hereinafter set forth.

We have not made any enquiries or undertaken any searches concerning, and have not examined any other documents entered into by or affecting the Company or any other person, save for the examinations referred to in paragraph 1 above. In particular, but without limitation, we have not examined any documents referred to within the Registration Statement save as expressly referred to above and our opinion is limited accordingly.

2	Assumptions

This opinion is given only as to the circumstances existing on the date hereof and as to British Virgin Islands law in force on this date. We have relied on the Registered Agent's Certificate without further enquiry and upon the following assumptions, which we have not independently verified:

(a)	all parties to the Documents (other than the Company) have the capacity, power and authority to enter into and exercise their rights and perform their obligations under the Documents to which they are a party;

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(b)	the Documents have been or, as the case may be, will be duly authorised by or on behalf of all relevant parties (other than the Company) and, in the case of any of the Documents governed by the laws of the State of New York or the laws of any jurisdiction other than the British Virgin Islands, are, or will be legal, valid, binding and enforceable against all parties (including the Company) under those laws in accordance with their respective terms;

(c)	the choice of law specified as being the governing law in each of the Documents (to the extent not British Virgin Islands law) has been made in good faith is regarded as a valid and binding selection which will be upheld by the courts of the relevant jurisdiction;

(d)	copies of documents or records provided to us are true copies of the originals which are authentic and complete;

(e)	all signatures and seals on all documents are genuine and authentic and in particular that any signatures on the documents we have reviewed are the true signatures of the persons authorised to execute the same;

(f)	there is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions appearing herein and, specifically, we have made no enquiry as to the laws or public policies of any other law relevant to the Documents other than the laws of the British Virgin Islands;

(g)	the Resolutions remain in full force and effect;

(h)

in resolving that the Company executes the Documents and exercises its rights and performs its obligations under such Documents each of the directors of the Company is acting in good faith, for a proper purpose and exercising the care, diligence, and skill that a reasonable director would exercise in the same circumstances;

(i)	the accuracy and completeness of the Registered Agent's Certificate as at the date hereof;

(j)	to the extent that any of the Documents are yet to be executed and have been reviewed by us in draft form, such Documents will be duly executed by the Company in the form of the drafts we have examined; and

(k)	the information and documents disclosed by the searches of the Public Records was and is accurate, up-to-date and remains unchanged as at the date hereof and there is no information or document which has been delivered for registration by any party (other than the Company), or which is required by the laws of the British Virgin Islands to be delivered for registration by any party (other than the Company), which was not included and available for inspection in the Public Records.

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3	Opinion

Based upon the foregoing, and subject to the qualifications expressed below, we are of the opinion that:

(a)	The Company is a company duly incorporated with limited liability under the BVI Business Companies Act, 2004 and validly existing in good standing under the laws of the British Virgin Islands. It is a separate legal entity and is subject to suit in its own name.

(b)	The Company has the capacity and power to exercise its rights and perform its obligations under and as described in the Registration Statement and each of the other Documents.

(c)	The Units and each of the Shares, Rights and Warrants comprised therein which are to be offered and sold by the Company as contemplated by the Registration Statement have been duly authorised for issue and, when issued by the Company against payment in full of the consideration in accordance with the terms set out in the Registration Statement and the terms in the underwriting agreement referred to within the Registration Statement and, in the case of the Shares comprised in the Units, duly registered in the Company's register of members, will be validly issued, fully paid and non-assessable.

(d)	Any Shares which are to be issued pursuant to the Rights or the Warrants, in each case when the rights under the those Rights or Warrants are exercisable under the terms thereof, have been duly authorised for issue and, when issued by the Company in accordance with the terms thereof as set out in the Registration Statement, and duly registered in the Company's register of members, will be, subject to payment of the exercise price therefor under the terms of the Warrants, validly issued, fully paid and non-assessable.

(e)	The Units and the Shares, Rights and Warrants comprised therein will, on issue, constitute the valid and binding obligations of the Company enforceable in accordance with their respective terms except and insofar as such enforcement may be limited as hereinafter set out.

(f)	Each of the Documents has been duly authorised and, in the case of those Documents that have been executed by the Company, executed in accordance with the Director Resolutions and delivered for and on behalf of the Company and, on the assumption that those of the Documents which have not yet been executed by the Company will be duly executed and delivered on behalf of the Company pursuant to the Directors' Resolutions, all of such Documents constitute the valid and binding obligations of the Company enforceable in accordance with their respective terms except and insofar as such enforcement may be limited as hereinafter set out. The term "enforceable" as used herein and above means that the obligations assumed by the Company under the relevant instrument are a type which the courts of the British Virgin Islands enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. We draw your attention to the following:

(i)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting the rights of creditors;

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(ii)	enforcement may be limited by general principles of equity (i.e. equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy);

(iii)	claims may become barred under the statutes of limitation or may be or become subject to defences of set-off or counterclaim;

(iv)	it is our view that in the event of proceedings being brought in the British Virgin Islands in respect of a monetary obligation in connection with the Documents, it is likely to be expressed in the currency in which such claim is made, since the courts have power to grant a monetary judgment expressed otherwise than in the currency of the British Virgin Islands. With respect to winding up proceedings, British Virgin Islands law may require that all debts and claims are converted into U.S. Dollars (the currency of the British Virgin Islands) at an exchange rate prevailing on the date of the winding up. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the British Virgin Islands;

(v)	a certification, determination, calculation or designation of any relevant party to the foregoing instruments as to any matter provided therein might be held by the courts of the British Virgin Islands not to be conclusive, final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error;

(vi)	although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the courts of the State of New York, the courts of the British Virgin Islands will recognise such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that the judgement is not in respect of penalties, fines, taxes or similar fiscal or revenue obligations of the Company, is final, is for a liquidated sum, was not obtained in a fraudulent manner, is not of a kind the enforcement of which is contrary to the public policy in the British Virgin Islands, is not contrary to the principles of natural justice and provided that the courts of the State of New York had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process. In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions[1]

1 Pattni v Ali and another (PC) [2007] 2 WLR.

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(vii)	a British Virgin Islands court may not necessarily award costs and disbursements in litigation in accordance with contractual provisions;

(viii)	we give no opinion as to the extent to which a British Virgin Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard;

(ix)	enforcement may be limited or prevented by reason of fraud, misrepresentation, mistake or public policy; and

(x)	enforcement may be limited by the principle of forum non conveniens or analogous principles.

(g)	The performance of the Company's obligations under the Registration Statement and each of the other Documents do not and will not conflict with or result in any breach of:

(i)	the amended and restated Memorandum and Articles of Association of the Company; or

(ii)	any law of the British Virgin Islands applicable to the Company.

(h)	There were no actions pending against the Company based on our search of each of the Civil Index Book and the Commercial Book maintained by the British Virgin Islands High Court Registry.

(i)	On the basis of our searches conducted at the Registry of Corporate Affairs and the Court Searches, no currently valid order or resolution for the winding-up of the Company and no current notice of appointment of a receiver in the British Virgin Islands over the Company, or any of its assets, appears on the records maintained in respect of the Company. It is a requirement under section 118 of the Insolvency Act 2003 that notice of appointment of a receiver be registered with the Registry of Corporate Affairs, however, it should be noted that failure to file a notice of appointment of a receiver does not invalidate the receivership but gives rise to penalties on the part of the receiver.

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4	Limitations

We offer no opinion:

(a)	in relation to the laws of any jurisdiction other than the British Virgin Islands (and we have not made any investigation into such laws);

(b)	in relation to any representation or warranty made or given by the Company in the Registration Statement or any other Document; or

(c)	as to the commerciality of the transactions envisaged in the Registration Statement or any other Document or, save as expressly stated in this opinion, whether the Registration Statement, any other Document and the transactions envisaged therein achieve the commercial, tax, legal, regulatory or other aims of the parties to the Registration Statement or such other Document.

5	Governing Law and Reliance

(a)	This opinion shall be governed by and construed in accordance with the laws of the British Virgin Islands and is limited to the matters expressly stated herein. This opinion is confined to and given on the basis of the laws and practice in the British Virgin Islands at the date hereof.

(b)	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, the discussion of this opinion in the Registration Statement, and to the reference to our firm in the legal matters and taxation sections of the Registration Statement. In the giving of our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

Yours faithfully

Ogier

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Exhibit B

Exhibit 5.2

Bison Capital Acquisition Corp. 609-610 21st Century Tower No. 40 Liangmaqiao Road Chaoyang District, Beijing 100016, China +86(10) 8444-6968	HTFL DRAFT June ___, 2017

[●], 2017

Registration Statement on Form S-1: Exhibit 5.2 Opinion

Ladies and Gentlemen:

We have acted as counsel to Bison Capital Acquisition Corp., a British Virgin Islands business company (the “Company”) in connection with the registration by the Company with the United States Securities and Exchange Commission (the “Commission”) of up to 5,750,000 units of the Company, including the underwriters’ over-allotment option (collectively the “Units”), with each Unit consisting of one ordinary share of the Company, no par value (the “Ordinary Share”), and one right to receive one tenth of one Ordinary Share, and one-half of one warrant, each whole warrant to purchase one ordinary share (the “Warrant”), pursuant to a Registration Statement on Form S-1 initially filed by the Company with the Commission on May 31, 2017 (File No. 333-[●]) (as amended, the “Registration Statement”).

In rendering this opinion, we have examined originals or copies (certified or otherwise identified to our satisfaction) of the Registration Statement and prospectus included therein (the “Prospectus”), the right agreement to be entered into by and between the Company and Continental Stock Transfer & Trust (the “Right Agreement”) and warrant agreement to be entered into by and between the Company and Continental Stock Transfer & Trust (the “Warrant Agreement”), as well as such other papers, documents, agreements, certificates of public officials and certificates of representatives of the Company, as we have deemed relevant and necessary as the basis for the opinions hereafter expressed.

In such examination, we have assumed: (a) the legal capacity of each natural person, (b) the genuineness of all signatures and the authenticity of all documents submitted to us as originals, (c) the conformity to original documents of all documents submitted to us as conformed or photostatic copies, (d) that the documents reviewed by us in connection with the rendering of the opinion set forth herein are true, correct, and complete, (e) the truthfulness of each statement as to all factual matters contained in any document or certificate encompassed within the due diligence review undertaken by us, and (f) the due authorization of the Right Agreement and the Warrant Agreement by Continental Stock Transfer & Trust.

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As to matters of fact material to this opinion that have not been independently established, we have relied upon the representations and certificates of public officials, directors and officers of the Company and others, in each case as we have deemed relevant and appropriate. We have not independently verified the facts so relied on.

This opinion is limited to the laws of the State of New York as in effect on the date hereof. We expressly disclaim any responsibility to advise of any development or circumstance of any kind, including any change of law or fact that may occur after the date of this opinion letter that might affect the opinion expressed herein. We express no opinion with respect to the applicability to, or the effect on, the subject transaction of the laws of any other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state other than the State of New York. We express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof, and we express no opinion as to compliance with any other federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

Based on the foregoing, and having regard to legal considerations which we deem relevant, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that (i) when the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, the Units will be be validly issued, fully paid and non-assessable; (ii) when the Registration Statement becomes effective under the Act, when the offering is completed as contemplated by the Registration Statement, and when the ordinary shares are issued, delivered and paid as part of Units, as contemplated by the Registration Statement, such ordinary shares will be validly issued, fully paid and non-assessable; (iii) when the Registration Statement becomes effective under the Act, when the offering is completed as contemplated by the Registration Statement, when Rights and Warrants are duly executed and authenticated in accordance with the Right Agreement and the Warrant Agreement, respectively, and issued, delivered and paid for as part of the Units, as contemplated by the Registration Statement, such Rights and Warrants will be validly issued, fully paid and non-assessable and will be legally binding obligations of the Company enforceable in accordance with their terms, , except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; and (iv) when the Registration Statement becomes effective under the Act, when the offering is completed as contemplated by the Registration Statement, when Rights and Warrants are duly executed and authenticated in accordance with the Right Agreement and the Warrant Agreement, respectively, and issued, delivered and paid for as part of the Units, as contemplated by the Registration Statement, when the ordinary shares underlying such Rights and Warrants are issued and delivered against payment therefor in accordance with the provisions of the Rights and Warrants, respectively, when sold under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

We express no opinion as to the enforceability of (i) provisions that relate to choice of law, forum selection or submission to jurisdiction (including, without limitation, any express or implied waiver of any objection to venue in any court or of any objection that a court is an inconvenient forum) to the extent that the validity, binding effect or enforceability of any such provision is to be determined by any court other than a state court of the State of New York, (ii) waivers by the Company of any statutory or constitutional rights or remedies, or (iii) terms which excuse any person or entity from liability for, or require the Company to indemnify such person or entity against, such person’s or entity’s negligence or willful misconduct. We draw your attention to the fact that, under certain circumstances, the enforceability of terms to the effect that provisions may not be waived or modified except in writing may be limited.

We consent to the filing of this opinion as an exhibit to the Registration Statement, the discussion of this opinion in the Registration Statement and to the references to our firm in the Registration Statement and the Prospectus. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act.

Very truly yours,

Hunter Taubman Fischer & Li LLC

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